Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Flow Through Financing Completed for Formation's Saskatchewan Uranium Projects

Vancouver, BC, December 20, 2007, Formation Capital Corporation (FCO-TSX) (the Company) announces that, through its 100% owned Canadian subsidiary, Coronation Mines Ltd. (Coronation), it has closed a $150,000 flow-through private placement (the Offering) for the purpose of further developing its northern Saskatchewan, Virgin River and Kernaghan Lake Athabasca Basin Uranium projects. These projects are joint ventured with Cameco & Areva, the details of which are more fully described below.

The Company has completed the Offering of 250,000 Units of the Company at a price of $0.60 per Unit. Each Unit is comprised of one flow-through common share and one-half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one non-flow-through common share of the Company at a price of $0.75 per share for a period of eighteen months from the date of closing of the private placements. The Company has paid legal and due diligence fees totaling $6,903.57 in relation to the Offering.

The Virgin River Project totals over 29,000 hectares and lies in the Athabasca Basin of northern Saskatchewan approximately 60 km west of Cree Lake and is under a joint venture agreement with Coronation and UEM Inc., a corporation jointly owned by Cameco Corporation and Areva, formerly Cogema of France. The Athabasca Basin hosts several of the worlds' largest and richest uranium deposits. Coronation currently has a two percent interest in the Virgin River project with a right of first offer to increase its ownership to 10%. Coronation was carried by its J.V. Partners for the first $10 million in exploration expenditures. Cameco Corporation is the operator. More than $12 million has been spent to date on the project, including diamond drilling on the Centennial Zone, in the exploration for a large unconformity-type deposit with very significant results being returned to date. Cameco is very encouraged with the exploration results to date and has proposed a budget of $5.5 million for 2008 to continue exploration and development of the project that includes a diamond drill program.

The Kernaghan Lake Project (20% Coronation, 80% UEM) lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin where Middle Proterozoic, large scale, high grade unconformity uranium deposits occur at the base of the clastic sedimentary sequence and can attain gross metal values in excess of ten billion dollars. The property, located approximately 400 km north of La Ronge, is also joint ventured with Coronation and UEM Inc. with Areva the operator. The target is a Key Lake type uranium deposit, which contained reported reserves of approximately 195 million pounds of uranium oxide. This project lies approximately 15 km northeast along trend of the La Rocque Lake discovery, part of the Dawn Lake Project belonging to Cameco, AREVA and JCU (Canada) Exploration Company Ltd., where a drill intercept of 0.7 m @ 31.9% U_3O_8 at a depth of 276 meters was reported by operator Cameco.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

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The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.